

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 9, 2010

John E. Carter
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd.
Suite 500
Tampa, Florida 33607

> **Re:** **Carter Validus Mission Critical REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 25, 2010**
> **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prior Performance Summary, page 115

Adverse Business Developments and Conditions, page 118

1.   We note your response to comment 13 in our letter dated July 14, 2010 as well as your revised disclosure. As you do for The Carter Real Estate Fund I, LLC, please additionally state that The Carter Real Estate Fund II, LLC incurred net losses in each year of its operations. Also, you disclose that you are in the process of negotiating loan modifications and extensions for certain properties. Please additionally disclose what will occur if you are unsuccessful in negotiating such loan modifications and extensions.

<u>Financial Statements</u>

2.   We note that you have updated your financial statements and the notes thereto to reflect information as of June 30, 2010. Please update your headings in the notes to the balance sheets to indicate that the notes are as of June 30, 2010 were unaudited and December 31, 2009 were audited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

John E. Carter
Carter Validus Mission Critical REIT, Inc.
September 9, 2010
Page 3

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Lauren B. Prevost, Esq.
        Heath D. Linsky, Esq.